UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
AMENDMENT NO. 6
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
VISTACARE, INC.
(Name of Subject Company (Issuer))
OHC INVESTMENT, INC.
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE HOLDING COMPANY
a wholly-owned subsidiary of
ODYSSEY HEALTHCARE, INC.
(Name of Filing Person (Offeror))
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
92839Y109
(CUSIP Number of Class of Securities)
W. Bradley Bickham
Odyssey HealthCare, Inc.
717 North Harwood, Suite 1500
Dallas, Texas 75201
(214) 922-9711
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
P. Gregory Hidalgo
Vinson & Elkins L.L.P.
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201-2975
(214) 220-7700
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$158,243,019	$6,218.95

*	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by $.0000393. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $8.60 per share by the sum of (i) the 16,885,958 shares of class A common stock, par value $0.01 per share, of VistaCare, Inc. (the “Shares”), issued and outstanding as of January 14, 2008; and (ii) the 1,514,393 Shares that are issuable on or prior to the expiration of this offer under outstanding stock options.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,218.95	Filing Party:	OHC Investment, Inc.,
			Odyssey HealthCare
			Holding Company and
			Odyssey HealthCare, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	January 30, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
Check the appropriate boxes below to designate any transactions to which the statement relates.
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

SIGNATURE
Press Release

SCHEDULE TO
     This Amendment No. 6 (this “Amendment”) to the Tender Offer Statement on Schedule TO is filed by (i) OHC Investment, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”), (ii) Parent and (iii) Odyssey. This Amendment amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on January 30, 2008, as amended by Amendment No. 1 thereto filed on January 30, 2008, Amendment No. 2 thereto filed on February 5, 2008, Amendment No. 3 thereto filed on February 8, 2008, Amendment No. 4 thereto filed on February 27, 2008, and Amendment No. 5 thereto filed on February 28, 2008 (as amended, the “Schedule TO”), which relates to the offer by Purchaser to purchase all outstanding shares of class A common stock, par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights issued pursuant to the Rights Agreement, dated as of August 18, 2004, as amended as of the date hereof, between VistaCare, Inc., a Delaware corporation (“VistaCare”), and Computershare Trust Company, N.A., formerly known as Equiserve Trust Company, N.A., the “Shares”), of VistaCare, at a price of $8.60 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.
Items 1 through 11.
     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:
     “The subsequent offering period for the Offer expired at 5:00 p.m., New York City time, on March 4, 2008. Purchaser has accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered prior to expiration of the subsequent offering period. The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the subsequent offering period, a total of approximately 1,746,057 Shares were validly tendered to Purchaser during the subsequent offering period. All shares that were validly tendered during the subsequent offering period have been accepted for purchase. A total of approximately 15,945,818 shares of VistaCare class A common stock have been validly tendered to and accepted by OHC Investment during the initial offering period and the subsequent offering period, which represent approximately 94% of the outstanding shares of class A common stock of VistaCare.
     Parent intends to effect the merger of OHC Investment with and into VistaCare as a “short-form merger” under Delaware law, meaning a merger without required vote of VistaCare’s remaining stockholders. Pursuant to the Merger Agreement, at the Effective Time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by Purchaser, Parent, or VistaCare or its subsidiaries, all of which shall be cancelled and retired, or by a stockholder who demands and perfects the right for appraisal of such shares in accordance with the applicable provisions of the Delaware General Corporation Law) will be converted into the right to receive $8.60 net in cash without interest and less any required withholding taxes. Following the merger, VistaCare will immediately become an indirect wholly-owned subsidiary of Parent, and VistaCare’s class A common stock will no longer be listed on NASDAQ.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
          “(a)(1)(R) Press release issued by Odyssey dated March 5, 2008.”

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 5, 2008 that the information set forth in this statement is true, complete and correct.

OHC INVESTMENT, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE HOLDING COMPANY
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

ODYSSEY HEALTHCARE, INC.
By:	/s/ R. Dirk Allison
R. Dirk Allison
Senior Vice President and Chief Financial Officer

EXHIBIT
NO.	DESCRIPTION

(a)(1)(R)	Press release issued by Odyssey dated March 5, 2008.